YEARLY RENEWABLE TERM
REINSURANCE AGREEMENT

Effective as of December 1, 1998,

between

NATIONAL LIFE INSURANCE COMPANY
of
Montpelier, Vermont,

referred to in this Agreement as "National Life," and

The Reinsurer
of
USA,

referred to in this Agreement as "the Reinsurer."

Inspected By

Date

Doc	981516kh.agm

CCN/Agmt. No.	2254 / 17

TABLE OF CONTENTS

Reinsurance Coverage	1
Automatic Reinsurance	1
Facultative Reinsurance	2
Continuations	3
Terms of Reinsurance	4
Payments by National Life	5
Payments by the Reinsurer	5
Reinsurance Administration	6
Settlement of Claims	6
Reinstatements and Restorations	8
Reductions in Insurance	8
Increases in Policy Net Amount at Risk	8
Changes in Retention	9
Assignment of Reinsurance	10
Material Changes	11
Errors	11
Audits of Records and Procedures	11
Arbitration	11
Insolvency of National Life	12
Offset	13
Parties to the Agreement	13
Commencement and Termination	13
Entire Agreement	14
Deferred Acquisition Cost Tax Election	14
Definitions	16
Execution	18

LIFE BENEFITS SCHEDULE	20
EXHIBIT I	21
ADMINISTRATION SCHEDULE	23
PREMIUM SCHEDULE	26
ARBITRATION SCHEDULE	28
INCREASING POLICY ADDENDUM	30

Reinsurance Coverage	A.	National Life agrees to cede, and The Reinsurer agrees to accept, reinsurance of the Policies specified in the Life Benefits Schedule. (The term "Policies" and certain other terms used in this Agreement are defined in the "Definitions" article.)
	B.	The death benefits provided by the Policies are reinsured. Supplemental benefits are reinsured if and as specified in applicable Addenda.
	C.	National Life agrees to either
		(1)	cede reinsurance of a Policy to The Reinsurer as Automatic Reinsurance;
		(2)	submit the Policy to The Reinsurer for consideration as Facultative Reinsurance; or
		(3)	cede reinsurance of a Policy as a Continuation.

Automatic Reinsurance	A.	National Life agrees to cede the Reinsurance Amount of a Policy as Automatic Reinsurance if the following conditions are met:
		(1)	It retains its Retention on the insured life when the Policy is issued;
		(2)	It underwrites and issues the Policy in accordance with its normal individual life insurance underwriting rules and practices previously disclosed to The Reinsurer;
		(3)	The sum of (a) and (b) does not exceed the sum of its Retention and the Automatic Limit, where
(a) equals the amount of individual life insurance issued by National Life then in force on the insured life, or in the case of individual life insurance with increasing death benefits, the Ultimate Amount of such policies; and
(b) equals the amount of life insurance currently being applied for from National Life, or in the case of individual life insurance with increasing death benefits, the Ultimate Amount;
		(4)	It has not submitted a facultative application to The Reinsurer or any other insurance or reinsurance company for reinsurance of the current application; and
		(5)	The Policy is not a Continuation.
	B.	Policies issued pursuant to any special underwriting program adopted by National Life may be ceded as Automatic Reinsurance only with The Reinsurer's consent to reinsure such Policies.
	C.	A Policy shall not be ceded as Automatic Reinsurance if the Reinsurance Amount of the Policy is less than the minimum cession amount specified in the Administration Schedule.

Facultative Reinsurance	A.	National Life agrees to submit Policies not satisfying the conditions for Automatic Reinsurance, and Policies which it does not wish to cede as Automatic Reinsurance, for consideration by The Reinsurer as Facultative Reinsurance. National Life may also submit for consideration as Facultative Reinsurance any individual life insurance issued on a Policy form that is not specified in the Life Benefits Schedule provided reinsurance terms and conditions are established and agreed upon by means of the Facultative Reinsurance application process.
	B.	An application for Facultative Reinsurance shall be made in the manner set forth in the Administration Schedule. Copies of all information which National Life has pertaining to the insurability of the proposed insured, including written summaries of any such information which cannot be copied, shall accompany the application.
	C.	Upon receipt of an application, The Reinsurer agrees to promptly examine the underwriting information and communicate
		(1)	an offer to reinsure the Policy as applied for;
		(2)	an offer to reinsure the Policy other than as applied for;
		(3)	an offer to reinsure the Policy subject to the satisfaction of additional underwriting requirements;
		(4)	a request for additional underwriting information; or
		(5)	its unwillingness to make an offer to reinsure the Policy.

	D.	To accept an offer to reinsure made by The Reinsurer, National Life agrees to
(1) satisfy any conditions stated in the offer to reinsure; and
(2) follow the procedure for placing reinsurance into effect as specified in the Administration Schedule.
	E.	National Life agrees to inform The Reinsurer immediately of any additional information pertaining to the insurability of a proposed insured which is brought to National Life's attention before the completion of the procedures for accepting The Reinsurer's offer to reinsure. Upon its receipt of such information, The Reinsurer may withdraw or modify its earlier offer to reinsure.
	F.	The terms of an offer to reinsure shall supercede the terms of this Agreement to the extent of any conflicts between the parties. Otherwise, reinsurance of a Policy ceded as Facultative Reinsurance shall be in accordance with the terms of this Agreement.

Continuations	A.	If National Life issues a Continuation of a Policy within its normal continuation rules and practices, it agrees to reinsure the Continuation with The Reinsurer. Reinsurance shall continue
(1) under the reinsurance agreement between National Life and The Reinsurer which provides reinsurance of the Policy form of the Continuation; or
(2) under this Agreement if there is no such agreement.
	B.	A Policy which is a Continuation of a Policy that was not previously reinsured with The Reinsurer may only be reinsured under this Agreement with the written consent of The Reinsurer and the original reinsurer.
C.

If the original Policy was ceded to The Reinsurer as Facultative Reinsurance and National Life approves an increase in the face amount of the Continuation based upon receipt of any new information pertaining to the insurability of the proposed insured, National Life agrees to submit the Continuation to The Reinsurer for consideration as Facultative Reinsurance. In such case, The Reinsurer shall

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only be bound to reinsure the Continuation in accordance with its offer to reinsure the Continuation.
	D.	Reinsurance at issue of the Continuation shall not exceed the Reinsured Net Amount at Risk of the original Policy immediately prior to the issuance of the Continuation.
	E.	Premiums payable for reinsurance of a Continuation shall be calculated using the rate schedule applicable to the Policy form of the Continuation as specified in the Premium Schedule. If there is no rate schedule applicable to the Policy form of the Continuation, reinsurance premiums shall be payable using the rate schedule applicable to the original Policy.
	F.	If the Continuation results in a change in the life status of the insured risk from a single-insured plan to a joint- or multiple-insured plan, The Reinsurer must consent to the Continuation.

Terms of Reinsurance	A.	The plan of reinsurance shall be yearly renewable term reinsurance of the Reinsured Net Amount at Risk of a Policy.
	B.	Reinsurance of a Policy shall commence on the Policy date, except
(1) in the case of Facultative Reinsurance, reinsurance shall commence on the Policy date only if The Reinsurer's offer to reinsure is the best offer of reinsurance received by National Life as determined by National Life's published reinsurance placement rules in effect as of such date; and
(2) if a premium receipt is issued by National Life in connection with an application for the Policy, reinsurance shall commence prior to the Policy date only if and as specified in a Premium Receipt Addendum.
	C.	National Life agrees not to use The Reinsurer's name in connection with the sale of the Policies.
	D.	In no event shall reinsurance under this Agreement be in force with respect to a Policy unless the issuance and delivery of the Policy is in compliance with the laws of all applicable jurisdictions and National Life's corporate charter.

	E.	National Life agrees to maintain reinsurance of a Policy in force in accordance with the terms of this Agreement for as long as its Policy remains in force.

Payments by National Life	A.	National Life agrees to pay The Reinsurer premiums for reinsurance of a Policy equal to the appropriate rate specified in the Premium Schedule times the Reinsured Net Amount at Risk of the Policy.
	B.	The Premium Schedule specifies other monetary amounts which National Life agrees to take into account when calculating the amount due The Reinsurer.
	C.	Reinsurance premiums shall be due and payable as specified in the Administration Schedule.
D.

The payment of reinsurance premiums shall be a condition precedent to the liability of The Reinsurer under this Agreement. If reinsurance premiums are not paid when due, The Reinsurer may give National Life thirty (30) days’ written notice of its intent to terminate reinsurance because of National Life's failure to pay reinsurance premiums. Reinsurance of all Policies having reinsurance premiums in arrears shall terminate as of the date to which reinsurance premiums had previously been paid unless all premiums in arrears are paid before the end of the thirty (30) day notice period. If reinsurance on any Policy terminates because of National Life's failure to pay reinsurance premiums, reinsurance of Policies with premiums subsequently becoming due shall automatically terminate as of the date on which new reinsurance premiums become due.

	E.	So that The Reinsurer need not maintain deficiency reserves in connection with reinsurance premiums payable pursuant to this Agreement, the premium rates specified in the Premium Schedule shall only be guaranteed for one (1) Policy year. Nevertheless, The Reinsurer shall anticipate continuing to accept reinsurance on the basis of such rates for all Policies originally ceded pursuant to such rates.

Payments by The Reinsurer	A.	The Reinsurer agrees to pay National Life the Reinsured Net Amount at Risk of any claim paid by National Life pursuant to a Policy in accordance with the "Settlement of Claims" article.

	B.	The Reinsurer agrees to pay the Claims Ratio of any expenses incurred in connection with Policy claims except as set forth in the "Settlement of Claims" article.
	C.	The Premium Schedule specifies other monetary amounts that The Reinsurer agrees to pay National Life pursuant to this Agreement.

Reinsurance Administration		The methods for placing reinsurance into effect, for paying reinsurance premiums, and for notifying The Reinsurer of Policy lapses, reinstatements, reductions, Continuations, increases in the Reinsured Net Amount at Risk; and of other changes affecting reinsurance shall be specified in the Administration Schedule.

Settlement of Claims	A.	National Life agrees to give The Reinsurer prompt written notice of its receipt of any claim on a Policy and to keep The Reinsurer informed of any legal proceedings or settlement negotiations in connection with a claim. Copies of written materials relating to such claim, legal proceedings or negotiation shall be furnished to The Reinsurer upon request.
B.

National Life's obligation to provide notice of a claim on a Policy shall not be construed as a condition precedent to The Reinsurer's obligation to pay the claim. National Life's failure to provide notice shall be considered a breach of a promise which may entitle The Reinsurer to damages.

	C.	National Life agrees to act in accord with its standard practices applicable to all claims in enforcing the terms and conditions of the Policies and with respect to the administration, negotiation, payment, denial or settlement of any claim or legal proceeding.
	D.	The Reinsurer agrees to accept the good faith decision of National Life in payment or settlement of any claim for which The Reinsurer has received the required notice. The Reinsurer agrees to pay National Life the Reinsured Net Amount at Risk on which reinsurance premiums have been computed upon receiving proper evidence that National Life has paid a Policy claim. Payment of the Reinsured Net Amount at Risk on account of death shall be made in one (1) lump sum.

E.	The Reinsurer's liability shall include indemnification of the Claims Ratio of any expenses incurred by National Life in defending or investigating a Policy claim with the exception of
	(1)	salaries of employees or other internal expenses of National Life;
	(2)	routine investigative or administrative expenses;

(3) expenses incurred in connection with a dispute arising out of conflicting claims of entitlement to proceeds of a Policy that National Life admits are payable;
(4) any gratuitous payments made by National Life; and
(5) any punitive damages awarded against National Life, and expenses incurred in connection with such damages, that are based on the acts or omissions of National Life or its agents.
F.	The Reinsurer agrees to hold National Life harmless from certain expenses and liabilities that result from The Reinsurer's own acts or omissions as provided in this article. For this purpose, The Reinsurer agrees to indemnify National Life for The Reinsurer's equitable share of those punitive and exemplary damages awarded against National Life, and expenses incurred in connection with a claim for such damages, if
(1) The Reinsurer actively participated in the acts or omissions, including the decision to deny a claim for Policy benefits; and
(2) those acts or omissions serve as a material basis for the punitive or exemplary damages.
The Reinsurer's equitable share shall be determined by an assessment of The Reinsurer's participation in the particular case.
G.	If National Life should contest or compromise any claim and the amount of National Life's liability is thereby reduced, The Reinsurer's liability shall be reduced by the Claims Ratio of the reduction.
H.	If National Life should recover monies from any third party in connection with or arising out of any Policy, National Life agrees to pay The Reinsurer the Claims Ratio of the recovery.
I.	If the amount of insurance provided by a Policy is increased or reduced because of a misstatement of age or sex, The Reinsurer's liability shall be increased or reduced by the Claims Ratio of the amount of the increase or reduction.
J.	If National Life pays interest on a claim, The Reinsurer agrees to pay the interest on the Reinsured Net Amount at Risk computed at the same rate and for the same period as that paid by National Life, but in no event later than the date the claim is finally adjudicated by National Life.

	K.	If National Life is required to pay penalties and interest imposed automatically by statute, The Reinsurer shall indemnify National Life for the Claims Ratio of such penalties and interest.

Reinstatements and Restorations	A.	If National Life reinstates a lapsed Policy in accordance with the terms of the Policy and National Life's underwriting rules and practices, The Reinsurer agrees to reinstate reinsurance of the Policy automatically unless The Reinsurer's offer to reinsure the Policy specifies that reinsurance of the Policy may only be reinstated as Facultative Reinsurance.
	B.	If National Life reinstates or restores a Policy pursuant to any state law or regulations that require such reinstatements or restorations of the Policy following a "free look" period of a proposed replacement policy that is rejected by the insured, The Reinsurer agrees to restore reinsurance of the Policy under its original terms and conditions as set forth herein. The National Life shall follow its reinstatement procedures and rules to the extent that such procedures and rules do not conflict with the applicable state law or regulations requiring reinstatement or restoration. All of the foregoing shall apply to Automatic Reinsurance or Facultative Reinsurance, as applicable.
	C.	If National Life collects premiums in arrears from the policyholder of a reinstated or restored Policy, it agrees to pay The Reinsurer all corresponding reinsurance premiums in arrears in connection with the reinstatement, plus The Reinsurer's Proportionate Share of any interest received by National Life in connection with the reinstatement or restoration.

Reductions in Insurance		If individual life insurance on a life reinsured under this Agreement terminates, the Reinsurance Amount shall be reduced as specified in the Administration Schedule.

Increases in Policy Net Amount at Risk	A.	If the Policy Net Amount at Risk on a Policy increases and the increase is subject to National Life's underwriting approval, the Reinsured Net Amount at Risk of the Policy shall only increase if the conditions of either the

"Automatic Reinsurance" or "Facultative Reinsurance" articles are satisfied.
	B.	If the Policy Net Amount at Risk on a Policy increases causing the Reinsured Net Amount at Risk to exceed the Reinsurance Amount, and the increase is not subject to National Life's underwriting approval, The Reinsurer agrees to accept a portion of such increases only if and as specified in a Increasing Policy Addendum.

Changes in Retention	A.	If National Life increases its Retention on new Policies, it agrees to notify The Reinsurer in writing within sixty (60) days of such increase. The notice shall specify the new Retention and the effective date thereof.
	B.	Whenever National Life increases its Retention on new Policies, it also agrees to indicate in its notice whether it wishes to
(1) continue its previous Retention on in force Policies; or
(2) increase its Retention on in force Policies and recapture reinsurance.

If National Life elects (2), National Life's new Retention on an in force Policy shall be calculated using the insured's age, mortality class, Policy form and country of residence at issue of the Policy.

	C.	If National Life elects to increase its Retention on in force Policies pursuant to paragraph B, its new Retention for such Policies shall become effective on the later of
(1) the reinsurance renewal date of the Policy first following the effective date of its new Retention for new Policies; and
(2) the Policy anniversary date specified in the Administration Schedule.
If National Life fails to initiate recapture of reinsurance within one hundred and eighty (180) days of when the first of its Policies becomes eligible for recapture, its election to recapture reinsurance shall be considered waived.
	D.	If an in force Policy is subject to a waiver of premium claim on the date the Policy qualifies for a new Retention, the new Retention shall nonetheless become effective on such date for purposes of life reinsurance.
	E.	National Life may only elect to increase its Retention on in force Policies if

		(1)	it maintained a Retention greater than zero dollars ($0) at the time the Policy was issued and retained its Retention at such time;
		(2)	it increases its Retention on all eligible in force Policies; and
		(3)	it retains the insurance recaptured from The Reinsurer at its own risk without benefit of any proportional or nonproportional reinsurance other than catastrophe accident reinsurance.
	F.	Notwithstanding the preceding,
		(1)	the recapture of the Reinsurance Amount shall be limited to The Reinsurer's portion of all reinsurance ceded by National Life on the Policy; and
		(2)	if National Life gives notice of its intent to increase its Retention on in force Policies within five (5) years following a merger with another insurance company or the date it accepts the Policies by means of an assignment, the new Retention applicable to such Policies shall be limited to one hundred fifty percent (150%) of the original reinsured's pre-merger or preassignment Retention.
	G.	For purposes of this article, Continuations shall be considered issued on the issue date of the original Policy.

Assignment of Reinsurance

If National Life sells, assumption reinsures or otherwise transfers the Policies to another insurer, it agrees to require that the other insurer assume all rights and obligations of National Life under this Agreement. The Reinsurer may object to any such transfer that would result in a material adverse economic impact to The Reinsurer. If The Reinsurer so objects, National Life and The Reinsurer agree to mutually calculate a termination charge that shall be paid by National Life to The Reinsurer upon the transfer and this Agreement shall be terminated with respect to all Policies transferred by National Life.

Material Changes	A.	National Life agrees to notify The Reinsurer in writing of any anticipated Material Change in any terms or conditions of the Policies, in National Life's underwriting rules and practices applicable to the Policies or in National Life's claims practices and procedures.
	B.	In the event of a Material Change to the Policies, to National Life's underwriting rules and practices or to its claims practices and procedures, The Reinsurer may at its option
(1) continue to reinsure the Policies under current terms;
(2) reinsure Policies under modified terms to reflect the Material Change; or
(3) consider future Policies as issued in a Policy form that is not reinsured under this Agreement.

Errors	A.	Any Error by either National Life or The Reinsurer in the administration of reinsurance under this Agreement shall be corrected by restoring both National Life and The Reinsurer to the positions they would have occupied had no Error occurred. Any monetary adjustments made between National Life and The Reinsurer to correct an Error shall be without interest.
	B.	When a party claims that an Error should be corrected pursuant to paragraph A, that party agrees to investigate whether other instances of the Error have also occurred and agrees to report its findings to the other party.

Audits of Records and Procedures	A.

The Reinsurer or National Life may audit, at any reasonable time and at its own expense, all records and procedures relating to reinsurance under this Agreement. The party being audited agrees to cooperate in the audit, including providing any information requested by the other in advance of the audit.

	B.	Upon request, National Life agrees to furnish The Reinsurer with copies of any underwriting information in National Life's files pertaining to a Policy.

Arbitration	A.	If National Life and The Reinsurer cannot mutually resolve

a dispute that arises out of or relates to this Agreement, the dispute shall be decided through arbitration as specified in the Arbitration Schedule. The arbitrators shall base their decision on the terms and conditions of this Agreement plus, as necessary, on the customs and practices of the insurance and reinsurance industry rather than solely on a strict interpretation of applicable law. There shall be no appeal from their decision, except that either party may petition a court having jurisdiction over the parties and the subject matter to reduce the arbitrators' decision to judgement.
	B.	The parties intend this article to be enforceable in accordance with the Federal Arbitration Act (9 U.S.C. §§1 et seq.), including any amendments to that Act which are subsequently adopted. If either party refuses to submit to arbitration as required by paragraph A, the other party may request a United States Federal District Court to compel arbitration in accordance with the Federal Arbitration Act. Both parties consent to the jurisdiction of such court to enforce this article and to confirm and enforce the performance of any award of the arbitrators.

Insolvency of National Life	A.	In the event of the insolvency of National Life and the appointment of a conservator, liquidator or statutory successor of National Life, reinsurance shall be payable to such conservator, liquidator or statutory successor on the basis of claims allowed against National Life by any court of competent jurisdiction or by the conservator, liquidator or statutory successor of National Life without diminution because of the insolvency of National Life or because such conservator, liquidator or statutory successor has failed to pay all or a portion of any claims.
	B.	In the event of the insolvency of National Life, the conservator, liquidator or other statutory successor of National Life agrees to give The Reinsurer written notice of the pendency of a claim on a Policy within a reasonable time after such claim is filed in the insolvency proceeding. During the pendency of any such claim, The Reinsurer may investigate the claim and interpose in the proceeding where such claim is to be adjudicated in the name of National Life (its conservator, liquidator or statutory successor), but at its own expense, any defense or defenses which The Reinsurer may deem available to National Life or its conservator, liquidator or statutory successor.
	C.	A percentage (calculated as one (1) minus the Claims Ratio) of the expense thus incurred by The Reinsurer shall be charged, subject to court approval, against National Life as part of the expense of liquidation.

Offset

Any debts or credits, matured or unmatured, liquidated or unliquidated, regardless of when they arose or were incurred, in favor of or against either National Life or The Reinsurer with respect to this Agreement or any other reinsurance agreement between the parties, shall be offset and only the balance allowed or paid. If either National Life or The Reinsurer is then under formal insolvency proceedings, this right of offset shall be subject to the laws of the state exercising primary jurisdiction over such proceedings.

Parties to the Agreement		This is an Agreement for indemnity reinsurance solely between National Life and The Reinsurer. The acceptance of reinsurance under this Agreement shall not create any right or legal relation whatever between The Reinsurer and an insured, policyholder, beneficiary or any other party to or under any Policy.

Commencement and Termination	A.	This Agreement shall be effective as of the date set forth on the cover page, except that National Life may issue a Policy dated as much as six (6) months prior to the Effective Date in order to save age of the applicant.
B.	Either National Life or The Reinsurer may terminate this Agreement for new reinsurance by giving ninety (90) days' written notice to the other party. In such case, National Life agrees to continue to cede, and The Reinsurer agrees to continue to accept, reinsurance in accordance with this Agreement of Policies issued prior to the expiration of the ninety (90) day period. All reinsurance that has been placed in effect prior to such date shall remain in effect in accordance with the terms of this Agreement, until the earlier of
(1) the termination or expiration of the Policy; and

(2) the termination of this Agreement pursuant to paragraphs C or D below.
	C.	Reinsurance of a Policy shall terminate as of the reinsurance premium renewal date on which the Reinsured Net Amount at Risk for such Policy is less than the automatic termination amount specified in the Administration Schedule, provided the reinsurance has been in force for the period specified in the Administration Schedule.
	D.	The Reinsurer may terminate all reinsurance under this Agreement in accordance with paragraph D of the “Payments by National Life” article if National Life fails to pay reinsurance premiums when due.

Entire Agreement	A.	This Agreement represents the entire agreement between National Life and The Reinsurer and supercedes any prior oral or written agreements between the parties regarding its subject matter.
	B.	No modification of this Agreement shall be effective unless set forth in a written amendment executed by both parties.
	C.	A waiver of a right created by this Agreement shall constitute a waiver only with respect to the particular circumstance for which it is given and not a waiver in any future circumstance.

Deferred Acquisition Cost Tax Election	A.	The Reinsurer and National Life each represents and warrants that it is subject to taxation under Subchapter “L” of the Internal Revenue Code of 1986 (the “Code”).
	B.	With respect to each of the Reinsurance Agreements (referred to separately as “Agreement”), The Reinsurer and National Life agree to the following pursuant to Section 1.848-2(g)(8) of the Income Tax Regulations issued December 1992, whereby:
(1) Each party shall attach a schedule to its federal income tax return which identifies the relevant Reinsurance Agreements for which the joint election under the Regulation has been made;
(2) The party with net positive consideration, as defined in the Regulation promulgated under Code Section 848, for such Agreement for each taxable year, shall capitalize specified Policy acquisition expenses with respect to such Agreement without regard to the general deductions limitation of Section 848(c)(1);
(3)	National Life and The Reinsurer agree to exchange information pertaining to the amount of net consideration under the relevant Reinsurance Agreements each year to ensure consistency. The Reinsurer and National Life also agree to exchange information which may be otherwise required by the Internal Revenue Service.

National Life shall submit a schedule to The Reinsurer by June 1 of each year of its calculation of the net consideration for the preceding calendar year. This schedule of calculations shall be accompanied by a statement signed by an officer of National Life stating that National Life shall report such net consideration in its tax return for the preceding calendar year.

The Reinsurer may contest such calculation by providing an alternative calculation to National Life in writing within thirty (30) days of The Reinsurer’s receipt of National Life’s calculation. If The Reinsurer does not so notify National Life, The Reinsurer shall report the net consideration as determined by National Life in The Reinsurer’s tax return for the previous calendar year.

If The Reinsurer contests National Life’s calculation of the net consideration, the parties shall act in good faith to reach an agreement as to the correct amount within thirty (30) days of the date The Reinsurer submits its alternative calculation. If National Life and The Reinsurer reach agreement on an amount of net consideration, each party shall report such amount in their respective tax returns for the previous calendar year.

(4) If such Agreement was entered into prior to November 15, 1991, this election shall be effective for 1992 and for all subsequent years that such Agreement remains in effect. If such Agreement was entered into after November 14, 1991, this election shall be effective for the year that the Agreement was entered into and for all subsequent years that such Agreement remains in effect.

Definitions	A.	Automatic Limit - the amount specified in the Life Benefits Schedule used to calculate the maximum Reinsurance Amount that may be ceded as Automatic Reinsurance.
B.

Automatic Reinsurance - reinsurance satisfying certain conditions relating to the reinsurance as specified in the Agreement that is ceded to The Reinsurer without obtaining a specific offer to reinsure from The Reinsurer.

	C.	Claims Ratio - the Reinsured Net Amount at Risk on which reinsurance premiums have been computed divided by the Policy Net Amount at Risk calculated as of the date of the last premium payment.
	D.	Continuation - a new Policy replacing a Policy or a change in an existing Policy issued or made either
(1) in compliance with the terms of the Policy; or
(2) without
(a) the same new underwriting information National Life would obtain in the absence of the Policy;
(b) a suicide exclusion or contestable period as long as those contained in other new issues of Policies; or
(c) the payment of the same commissions in the first year that National Life would have paid in the absence of the original Policy.
	E.	Effective Date - the date specified on the cover page on which this Agreement becomes binding on National Life and The Reinsurer.
	F.	Error - any isolated deviation from the terms of this Agreement resulting from the act or omission of an employee of either National Life or The Reinsurer whose principal function relates to the administration of reinsurance, whether such deviation results from inadvertence or a mistake in judgment. "Error" shall not include any failure to comply with the terms of an offer of Facultative Reinsurance or any negligent or deliberate deviation from the terms of this Agreement.
G.	Facultative Reinsurance - reinsurance that is ceded to The Reinsurer only after National Life has obtained and accepted a specific offer to reinsure made by The Reinsurer. Such reinsurance may be ceded to The Reinsurer only upon the terms specified by The Reinsurer in its offer to reinsure and the terms of this Agreement that do not conflict with the specific offer to reinsure.
H.	The Reinsurer's Proportionate Share - the Reinsurance Amount divided by the death benefit of a Policy as of the date of issue or as of the date of a subsequent change to the Policy that affects the Reinsurance Amount.
I.	Material Change - a change that a prudent insurance or reinsurance executive would consider as likely to impact upon a party's financial experience under this Agreement.
J.	Non-Capacity Facultative Reinsurance - Facultative Reinsurance for which National Life made application to reinsurers other than the automatic reinsurers of the plans set forth in the Life Benefits Schedule or on which National Life retained less than its full Retention on the Policy.
K.	Policy - an individual life insurance contract issued by National Life on any of the Policy forms specified in the Life Benefits Schedule. A "Policy" shall include any attached riders and endorsements specified in the Life Benefits Schedule or any Addendum to this Agreement.
L.	Policy Net Amount at Risk - on the reinsurance premium renewal date, the death benefit of a Policy less either the terminal reserve or, in the case of interest sensitive Policies, the accumulation account or cash value on the Policy, such difference taken to the nearest dollar. The terminal reserve or cash value shall be disregarded if a Policy is on either a level term plan of twenty years or less or on a decreasing term plan. The basis for determining the Policy Net Amount at Risk may be modified with the consent of both National Life and The Reinsurer without the need for a formal amendment of this Agreement.

	M.	Reinsurance Amount - the Policy death benefit at issue less any accumulative value, if applicable, less the Retention on the Policy times the percentage of Automatic Reinsurance ceded to The Reinsurer as specified in the Life Benefits Schedule. For Facultative Reinsurance, the "Reinsurance Amount" is that amount of the Policy death benefit at issue for which National Life accepts The Reinsurer's offer to reinsure.
	N.	Reinsured Net Amount at Risk - the percentage of Automatic Reinsurance ceded to The Reinsurer as specified in the Life Benefits Schedule or the percentage ceded as modified pursuant to the Facultative Reinsurance process times the remainder of
(1) the Policy Net Amount at Risk; less
(2) the Retention on the Policy.
	O.	Retention - the amount specified in the Life Benefits Schedule that is held by National Life at its own risk on a life without the benefit of proportional reinsurance. In calculating the Retention, the sum retained by National Life on the life and in force as of the date of issue of the Policy shall be taken into account.
	P.	Ultimate Amount - the projected maximum Policy Net Amount at Risk that a Policy could achieve based on reasonable assumptions made about the operation of certain characteristics of the Policy form.

Execution

National Life and The Reinsurer, by their respective officers, executed this Agreement in duplicate on the dates shown below. As of the Effective Date, this Agreement consists of •this Yearly Renewable Term Reinsurance Agreement numbered 17;

  a Life Benefits Schedule;
  an Exhibit I;
  an Administration Schedule;
  a Premium Schedule;
  an Arbitration Schedule; and
  an Increasing Policy Addendum.

NATIONAL LIFE INSURANCE COMPANY
Signed at

By

Title

Date

By

Title

Date

The Reinsurer Signed at USA
By

Title

Date

By

Title

Date

LIFE BENEFITS SCHEDULE
(Effective as of December 1, 1998)
to
Agreement Number 17

POLICIES REINSURED: National Life agrees to cede Automatic Reinsurance or Non-Capacity Facultative Reinsurance in the listed percentages of Policies issued on the following Policy forms with issue dates from and until the dates listed below to insureds having surnames beginning with the letters of the alphabet shown. Any Addenda referred to in the last column shall also be applicable to reinsurance of the Policy.

	Percent of	Policy
	Reinsurance	Issue Dates	Alpha	Applicable
Policy Form	Ceded to Reinsurer	From/Until	Split	Addenda
COLI*	20%	12-01-98 / --	A-Z	IP

*	Guaranteed issue provisions and guidelines are set forth in Exhibit I. Fully underwritten COLI shall be covered under the April 1, 1983, Risk Premium Reinsurance Agreement Number 7.

RETENTION: National Life agrees to hold fifty percent (50%) of each automatic Policy at its own risk on a life without the benefit of proportional reinsurance. In calculating its Retention, amounts retained by National Life on other individual life insurance Policies in force as of the issue date of the Policy shall be taken into account.

AUTOMATIC LIMITS: To bind Automatic Reinsurance, the maximum amount of life insurance in force with National Life on a single life, or in the case of individual life insurance with increasing death benefits, the Ultimate Amounts, plus all amounts applied for from National Life on that life, or in the case of individual life insurance with increasing death benefits, the Ultimate Amounts, may not exceed the sum of the Retention on the life plus the following amounts.

Ages	Standard-Substandard
0-65	$2,000,000
Over 65	None

EXHIBIT I
(Effective as of December 1, 1998)
to
Agreement Number 17

GUARANTEED ISSUE PROVISIONS:

(1) If National Life allows an exception to the guaranteed issue guidelines, other than an increase in the two million dollars ($2,000,000) maximum face amount per life, The Reinsurer shall automatically accept its share.

(2) National Life may also submit cases to The Reinsurer for consideration on a facultative basis. National Life shall apply for reinsurance on a facultative basis by sending a census of all lives to The Reinsurer along with details of the Policies National Life proposes to add to the group on a facultative basis. Any subsequent information received by National Life that is pertinent to the risk assessment shall be transmitted to The Reinsurer immediately.

(3) After consideration of such underwriting evidence, The Reinsurer shall promptly inform National Life of its underwriting decision.

(4) If the underwriting decision is acceptable to National Life and National Life’s Policy is subsequently placed in force in accordance with the issue rules provided to The Reinsurer, National Life shall duly notify The Reinsurer.

(5) National Life shall advise The Reinsurer in writing if the case is not to be placed with The Reinsurer.

GUARANTEED ISSUE GUIDELINES:

(1) Minimum of twenty-five (25) lives.

(2) Employer/employee relationship required.

(3) Actively at work requirement of twenty (20) hours/week continuously for prior six (6) months. No work absences for prior three (3) months other than minor illness or accident of no more than five (5) days total.

(4) Coverage must be formula driven so as to prevent individual antiselection, including future increases in coverage.

(5) One hundred percent (100%) participation, based on a defined class of employees, which must be maintained throughout the life of the plan.

(6) Owner of the Policy must be a U.S. citizen or a corporation domiciled in the U.S. Insured must be a U.S. citizen. U.S. citizens residing in foreign countries (must be urban areas) limited to no more than ten percent (10%) of the case.

(7) Initial maximum face amount per life is twenty-five thousand dollars ($25,000) times number of lives in the plan, with a maximum of two million dollars ($2,000,000).

(8) Maximum issue age is sixty-five (65).

(9) Maximum annual increase in death benefit without evidence of insurability is ten percent (10%). Maximum cumulative death benefit increase is the lesser of two (2) times the original face amount and two million dollars ($2,000,000).

(10) Largest death benefit at issue can be no more than five (5) times the average death benefit of the defined class.

(11) New entrants qualify for inclusion in group based on the same criteria as the initial group.

ADMINISTRATION SCHEDULE
(Effective as of December 1, 1998)
to
Agreement Number 17

TO PLACE REINSURANCE INTO EFFECT

(1) For Automatic Reinsurance: National Life agrees to cede Automatic Reinsurance of a Policy by including all required information about the Policy on the new business segment of the next self-administered statement submitted in accordance with the Reports section below following issuance of the Policy.

(2) For Facultative Reinsurance: National Life agrees to submit an application form for Facultative Reinsurance in substantial accord with the attached form. It agrees to allocate reinsurance in accordance with its published facultative placement rules among those reinsurers making facultative offers to reinsure a Policy. If according to such rules The Reinsurer's offer is the one National Life intends to accept, National Life shall cede Facultative Reinsurance of the Policy by including all required information about the Policy on the new business segment of the next self-administered statement submitted in accordance with the Reports section below within one hundred twenty (120) days from date of The Reinsurer's facultative offer or the date specified in The Reinsurer's approval of a written request from National Life to grant an extension to the facultative offer.

MINIMUM CESSION REQUIREMENT

There is no minimum cession requirement under this Agreement.

REPORTS

Within thirty (30) days following the end of each month, National Life agrees to send The Reinsurer the following three (3) reports:

(1)	A Billing Statement containing Policy level detail in a form mutually acceptable to National Life and The Reinsurer. At a minimum, it shall contain the data elements specified in the attached Policy Detail Report. If the Policy contains supplemental benefits that are also reinsured, each segment of the Billing Statement shall include supplemental benefit detail.
The Billing Statement shall be segmented as follows:

  New Issues and first-year premiums due for new reinsurance.
  Balance of first-year Policies (Policies previously reported as new issues) and corresponding balance of first-year reinsurance premiums due for the reporting period.
  Policies with renewal reinsurance premiums due during the reporting period.
  Policies that have undergone a change that affects reinsurance. Separate segments may be submitted for any change affecting reinsurance of a Policy, including
▶reissues;
▶reinstatements;
▶terminations;
▶reductions;
▶changes in Retention;
▶changes in mortality ratings;
▶issuance of a Continuation; and
▶increases or decreases in the Net Amount at Risk.

(2)	A Summary Accounting Report that summarizes all financial transactions during the reporting period. The report shall separately total life and supplemental benefits for the first year reinsurance premiums are due, shall total life and supplemental benefits for renewal reinsurance premiums due, and shall identify all adjustments therefrom.

(3)	A Policy Exhibit Report in substantial accord with the attached form that indicates in force reinsurance as of the beginning of the reporting period, increases during the reporting period (new reinsurance, reinstatements, recoveries or other increases) and all decreases during the reporting period (terminations, reductions, surrenders, death claims or other decreases); and the resulting in force reinsurance as of the end of the reporting period.

National Life agrees to send The Reinsurer within ten (10) working days following each quarter-end a Reserve Report in substantial accord with the attached form.

The Reinsurer may request a change in the reporting requirements in order to obtain data it reasonably needs to properly administer this Agreement or to prepare its financial statements.

REINSURANCE PREMIUMS DUE

Reinsurance premiums are payable annually in advance and are due with the reports submitted pursuant to the Reports section above.

INCREASE IN LIMIT OF RETENTION

If National Life elects to increase its Retention on in force Policies, the increased Retention may not become effective for a Policy until the Policy's tenth anniversary date.

REDUCTIONS IN INSURANCE

(1) If life insurance issued by National Life on a Policy reduces because that Policy lapses or reduces in accordance with the terms of the Policy, the Reinsurance Amount on that Policy shall be reduced to restore as far as possible the Retention on that Policy as of the effective date of the reduction.

(2) Notwithstanding the preceding, the reduction of the Reinsurance Amount shall be limited to The Reinsurer's share of the total reinsurance on the lapsed or reduced Policy prior to the reduction.

AUTOMATIC TERMINATION

Reinsurance of a Policy shall continue regardless of the reduction of the amount of Reinsured Net Amount at Risk and reinsurance shall not automatically terminate as set forth in paragraph C of the "Commencement and Termination" article.

CLAIMS ADMINISTRATION

Claims shall be individually reported as incurred using a form in substantial accord with the attached form. National Life may take credit for unearned reinsurance premiums from the date of death to the next Policy paid to date on its next billing statement.

Policy Detail Report
__________, 19__

For each Policy show:
*	Client Policy Number	*	Gross Flat EXTRA2 Allowance
*	Effective Date of Tape or	*	W.P. Allowance
	Statement	*	ADB Allowance
*	Automatic/Facultative Indicator	Additional Data Items (not re-
*	Name	quired)
	- Last Name	*	Par/Nonpar Indicator
	- First Name	*	State of Residency
	- Middle Initial	*	Type of Evidence
*	Gender	*	Underwriting Indicator
*	Date of Birth	*	Social Security Number
*	Smoker Indicator	*	Coverage Sequence Number
*	Original Plan Code	*	Account Number
*	Issue Age	*	COX/MCX/RPR
*	Table Rating	*	ER/NR
*	Flat EXTRA1 Premium	*	Age Basis
*	Length of Flat EXTRA1 (YR)	*	Gross Premium
*	Flat EXTRA2 Premium	*	Allowance
*	Length of Flat EXTRA2 (YR)	*	Tax Interest Rate
*	Current Amount Reinsured	*	Status Code
*	Issue Month/Day/Century/Year	*	Years From Issue to Conversion
*	Termination Date	*	Reinsurance Premium Mode
*	Reinstate Date	*	Retention Indicator
*	Coverage Face	*	Retention Amount
*	Direct Face Issued	*	Cash Value
*	Life Standard Premium	*	First Year/Renewal Indicator
*	Life Substandard Premium	Special Products (only required if
*	Gross Flat EXTRA1 Premium	applicable)
*	Gross Flat EXTRA2 Premium	*	Joint Insured Name
*	W.P. Premium		- Joint Last Name
*	ADB Premium		- Joint First Name
*	Policy Fee		- Joint Middle Initial
*	Dividend	*	Term Additions Indicator
*	Life Standard Allowance	*	Accelerated Benefit Indicator
*	Life Substandard Allowance	*	Purchase Options
*	Gross Flat EXTRA1 Allowance

PREMIUM SCHEDULE
(Effective as of December 1, 1998)
to
Agreement Number 17

STANDARD REINSURANCE PREMIUMS

Basic Reinsurance Premium Rates: The annual reinsurance premium rates for Automatic Reinsurance or Non-Capacity Facultative Reinsurance ceded under this Agreement shall be National Life's attached rates labeled “75/80 Basic Table Ultimate Mortality Rates,” age nearest birthday, charged the insured per thousand dollars of Reinsured Net Amount At Risk times the following percentages:

Policy Year
Underwriting Basis	Smoking Status	1-10	11+
Guaranteed Issue	Nonsmoker
Guaranteed Issue	Smoker
Simplified Issue	Nonsmoker
Simplified Issue	Smoker

ADDITIONAL AMOUNTS PAID BY NATIONAL LIFE:

(1) Substandard Premiums: For Policies written on substandard risks, the appropriate premium rate shall be adjusted by multiplying the rate by twenty-five percent (25%) for each table assessed the risk and adding such amount to the reinsurance premiums due.

(2) Continuations: Premiums payable for reinsurance of a Continuation shall be based on the age at issue and duration from issue of the original Policy. If the premium scale applicable to a Continuation contains a Policy fee, National Life agrees to pay a first-year Policy fee on the Continuation if a Policy fee was not paid at issue of the original Policy.

ADDITIONAL AMOUNTS PAID BY The Reinsurer:

(1) Premium Taxes: The Reinsurer shall not reimburse National Life for state premium taxes.

(2) Experience Refunds: The Reinsurer shall not pay an experience refund to National Life.

(3) Unearned Premiums: The Reinsurer agrees to refund, without interest, any reinsurance premiums unearned as of the date of death of an insured person or as of the date of a reduction of reinsurance pursuant to the "Reductions" article.

ARBITRATION SCHEDULE
(Effective as of December 1, 1998)
to
Agreement Number 17

To initiate arbitration, either National Life or The Reinsurer agrees to notify the other party in writing of its desire to arbitrate, stating the nature of its dispute and the remedy sought. The party to which the notice is sent agrees to respond in writing to the notification within ten (10) days of its receipt.

The arbitration hearing shall be held before a panel of three (3) arbitrators, each of whom must be a present or former officer of a life insurance company. An arbitrator may not be a present or former officer, attorney or consultant of National Life or The Reinsurer, or either's affiliates.

National Life and The Reinsurer agree to each name five (5) candidates to serve as an arbitrator. Each agree to choose one (1) candidate from the other's list, and these two (2) candidates shall serve as the first two (2) arbitrators. If one (1) or more candidates so chosen decline to serve as an arbitrator, the party that named the candidate shall add an additional candidate to its list, and the other party agrees to again choose one (1) candidate from the list. This process shall continue until two (2) arbitrators have been chosen and have accepted. National Life and The Reinsurer agree to present their initial lists of five (5) candidates by written notification to the other party within twenty-five (25) days of the date of the mailing of the notification initiating the arbitration. Any subsequent additions to the list which are required shall be presented within ten (10) days of the date the naming party receives notice that a candidate who has been chosen declines to serve.

The two (2) arbitrators shall select the third arbitrator from the eight (8) candidates remaining on the lists of National Life and The Reinsurer within fourteen (14) days of the acceptance of their positions as arbitrators. If the two (2) arbitrators cannot agree on the choice of a third, then this choice shall be referred back to National Life and The Reinsurer. National Life and The Reinsurer agree to take turns striking the names of the remaining candidates from the initial eight (8) candidates until only one (1) candidate remains. If the candidate so chosen shall decline to serve as the third arbitrator, the candidate whose name was stricken last shall be nominated as third arbitrator. This process shall continue until a candidate has been chosen and accepted. This candidate shall serve as the third arbitrator. The first turn at striking the name of a candidate shall belong to the party that is responding to the other party's initiation of arbitration. Once chosen, the arbitrators are empowered to decide all substantive and procedural issues by a majority of votes.

It is agreed that each of the three (3) arbitrators should be impartial regarding the dispute and should resolve the dispute on the basis described in the "Arbitration" article. At no time shall either National Life or The Reinsurer contact or otherwise communicate with any person who is to be or has been designated as a candidate to serve as an arbitrator concerning the dispute, except upon the basis of jointly drafted communications provided by both National Life and The Reinsurer to inform those candidates actually chosen as arbitrators of the nature and facts of the dispute. Likewise, any written or oral arguments provided to the arbitrators concerning the dispute shall be coordinated with the other party and shall be provided simultaneously to the other party or shall take place in the presence of the other party. Further, at no time shall any arbitrator be informed that he or she has been named or chosen by one (1) party or the other.

The arbitration hearing shall be held on the date and in the location set by the arbitrators. In no event shall this date be later than six (6) months after the appointment of the third arbitrator. As soon as possible, the arbitrators shall establish prearbitration procedures as warranted by the facts and issues of the particular case. At least ten (10) days prior to the arbitration hearing, each party agrees to provide the other party and the arbitrators with a detailed statement of the facts and arguments it will present at the arbitration hearing. The arbitrators may consider any relevant evidence and agree to give the evidence such weight as they deem appropriate after consideration of any objections raised concerning it. The party initiating the arbitration shall have the burden of proving its case by a preponderance of the evidence. Each party may examine any witnesses who testify at the arbitration hearing. Within twenty (20) days after the end of the arbitration hearing, the arbitrators shall issue a written decision that sets forth their findings and any award to be paid as a result of the arbitration, except that the arbitrators may not award punitive or exemplary damages. In their decision, the arbitrators shall apportion the costs of arbitration, which shall include, but not be limited to, their own fees and expenses.

INCREASING POLICY ADDENDUM
(Effective as of December 1, 1998)
to
Agreement Number 17

The provisions of the Agreement shall apply in all respects to reinsurance of an Increasing Policy except as otherwise set forth in this Addendum.

This Addendum is referred to as "IP" in the "Applicable Addendum" column of the Policies Reinsured section of the Life Benefits Schedule.

1. Definitions

     1.1. Increasing Policy - a Policy, including any attached riders or endorsements, that provides an increasing death benefit where the increases are not subject to National Life's underwriting approval.

     1.2. Maximum Amount - the lesser of two million dollars ($2,000,000) or two (2) times the original face amount of a Policy.

2. Terms of Reinsurance

     2.1. National Life's Retention for Increasing Policies shall be set forth in the Life Benefits Schedule.

     2.2. The Reinsurer agrees to automatically accept The Reinsurer's Proportionate Share of all increases on the Increasing Policy up to, but not to exceed, the Maximum Amount.

     2.3. For purposes of changes in Retention, increases in an Increasing Policy's Net Amount at Risk shall be considered issued on the issue date of the original Policy.